EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis of our company’s financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and the related notes included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. All statements contained in this report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Recent development

The Company’s operations has been affected by the recent and ongoing outbreak of the coronavirus disease 2019 (COVID-19), which may result in a material adverse impact on the Company’s financial position, operations and cash flows. COVID-19 outbreak and international travel bans have restricted students from pursue their overseas education in Europe, Australia, the United States and other foreign countries, which reduced the number of students for the Company’s one-on-one consulting services, as well as postponed payment from the Company’s partnering schools. In addition, the execution of the Company’s smart campus contracts with Chinese universities/colleges and collection of the payment may be delayed. These uncertainties may cause the Company’s revenue and cash flows to underperform in the next 12 months. The extent of the impact of COVID-19 can still depend on certain developments, including re-occurrences and associated duration and spread and the potential impact on the Company’s customers and schools, all of which are still uncertain and cannot be predicted at this point.

In response to COVID-19 outbreak and spread, the Company has recently developed and launched a new product, namely, AI-Space, to provide highly integrated visualization solutions to customers in order to broaden its technological consulting services for smart campus projects. This new product can be used in various business areas such as command center, lecture hall, conference room, multi-functional exhibition hall, smart classroom and smart home. The Company also entered into consulting service agreements with business entities other than universities/colleges to provide technological consulting services. In addition, in late 2019, the Company started to provide tailored job readiness training services to graduating students from the appropriate partner schools so that such students would be better equipped to serve the employer at their respective job positions. Although revenue generated from tailored job readiness training services was de minimis as of June 30, 2020, the Company has started to promote this training services to several partner schools in the second half of 2020. These initiatives may help the Company to generate increased revenue and operating cash flows in fiscal year 2021.

On December 15, 2020, the Company reported the sales results of its self-developed textbooks published by Fudan University Press (“FUP”). A total of 46,626 copies of textbooks were sold as of December 14, 2020 and some of these textbooks were distributed to the Chinese host universities, including Fuzhou Melbourne Polytechnic and Straits Institute of Mingjiang University, to be used in the joint education programs.

On December 10, 2020, the Company announced that it has successfully provided services under four agreements (the “Agreements”) with Wuhan Wangjie Hengtong Information Technology Co., Ltd. (“WWH”), one of the service providers of State Grid Corporation of China (“SGC”), a Chinese state-owned electric utility corporation, to provide technical support services for SGC.

On December 7, 2020, the Company announced that it had officially launched AI-Space (“AI-Space”), an all-in-one machine designed to provide highly integrated visualization solutions for various application scenarios with strict reliability requirements. These various scenarios may include, command center, lecture hall, conference room, multi-functional exhibition hall, smart classroom, vehicle emergency, portable command, telemedicine, science and technology court, and smart home.

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Results of Operations for the Six Months Ended June 30, 2020 and 2019

The following table summarizes our results of operations for the six months ended June 30, 2020 and 2019:

	Six Months Ended June 30,		Variance
	2020	2019	Amount	%
Revenue	$2,270,788	$1,880,068	390,720	20.8%
Cost of revenues	(1,482,515)	(1,022,655)	459,860	45.0%
Gross profit	788,273	857,413	(69,140)	(8.1)%
Selling expenses	(130,465)	(156,061)	(25,596)	(16.4)%
General and administrative expenses	(770,618)	(511,024)	259,594	50.8%
(Loss) income from operations	(112,810)	190,328	(303,138)	(159.3)%
Interest income	82,770	3,617	79,153	2188.4%
Other expenses, net	(907)	(2,179)	(1,272)	(58.4)%
(Loss) income before income taxes	(30,947)	191,766	(222,713)	(116.1)%
Provision for income taxes	(48,675)	(52,756)	(4,081)	(7.7)%
Net (loss) income	$(79,622)	$139,010	(218,632)	(157.3)%

Revenue for the first six months of 2020 increased by 20.8% to $2.3 million from $1.9 million in the same period of the prior year, mainly driven by increased revenue from the Company’s Sino-foreign Jointly Managed Academic Programs when number of enrolled students increased, and increased revenue from Technological Consulting Services for Smart Campus Solutions when the Company completed the project associated with the experiment-based simulation center for Fuzhou Melbourne Polytechnic (FMP)’s hotel management major and some additional Smart Campus Solution projects for other Chinese universities/colleges.

The Company’s revenue by service type is as follows:

Revenues

	For the six months ended June 30
	2020		2019		Changes
	Amount	%	Amount	%	Amount	%
Revenue from Sino-foreign Jointly Managed Academic Programs	$1,264,823	55.7%	$1,240,856	66.0%	$23,967	1.9%
Revenue from Technological Consulting Services for Smart Campus Solutions	933,240	41.1%	625,896	33.3%	307,344	49.1%
Revenue from Overseas Study Consulting Services	72,725	3.2%	-	-	72,725	100.0%
Revenue from textbook and course material sales	-	-	13,316	0.7%	(13,316)	(100.0)%
	$2,270,788	100.0%	$1,880,068	100.0%	$390,720	20.8%

Revenue from Sino-foreign Jointly Managed Academic Programs

Revenues from the Sino-foreign Jointly Managed Academic Programs are primarily generated from tuition fees or service fees we charged to students. Revenue from Sino-foreign Jointly Managed Academic Programs increased by 1.9% to $1.3 million for the six months ended June 30, 2020 from $1.2 million in the same period of the prior year. This increase can be primarily attributed to an increase in the number of students by 331 or 14.0%, from 2,337 students in six months ended June 30, 2019 to 2,668 students for the six months ended June 30, 2020, and affected by the changes in average tuition fees we collected from Chinese host universities/colleges.

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Revenue from Technological Consulting Services for Smart Campus Solutions

Our revenue from providing smart campus related technological consulting service increased by $307,344, or 49.1%, from $625,896 in six months ended June 30, 2019 to $933,240 in six months ended June 30, 2020, primarily due to large size of smart campus project we completed during the six months ended June 30, 2020. In 2019, we entered into a “smart campus” solution contract with FMP, to help FMP create an information engineering laboratory training center and an experiment-based simulation center for its hotel management major in consideration of RMB 15.58 million ($2.3 million). We completed the Phase I of information engineering laboratory training center for hardware and software installation and decoration of the computer training rooms, IOT training room and digital classrooms before December 31, 2019 and further completed the hardware and software installation and digital classrooms for FMP’s experiment-based simulation center for its hotel management major with contract price of RMB 5 million ($0.7 million) during the six months ended June 30, 2020, with satisfactory inspection and acceptance by FMP. In addition, based on our experiences and reputation as a smart campus solution provider, we entered into several other smart campus solution contracts with a number of Chinese universities/colleges, including Capital Normal University, North China Electric Power University, Beijing Arts and Crafts Senior Technical School, China University of Mining & Technology (Beijing), to provide smart campus solution consulting services to them, including but not limit to, internet network improvement, digital classroom solutions, and educational management system customization. As a result of our increased services provided to Chinese universities/colleges, we generated revenue of $147,735 during the six months ended June 30, 2020.

Revenue from Overseas Study Consulting Services

Overseas Study Consulting Services target those students who wish to study in foreign countries to enrich their learning experiences, expand their horizons, and gain exposure to a broader array of employment opportunities. Our revenue from overseas study consulting services increased by $72,725, or 100% when comparing six months ended June 30, 2020 to the same period of 2019. During the six months ended June 30, 2020, we signed a service contract with Beijing Foreign Studies University (“BFSU”) to assist 21 students for German language training, preparing their application materials for preparatory school in Germany, and assign qualified teachers to provide more detailed and customized tutoring to these students for their visa applications. Among the 21 enrolled students, 11 students have received offers from German colleges and successfully obtained the visas. Accordingly, we recognized $72,725 in revenue when our performance obligations under the service contract were satisfied.

Revenue from textbooks and course material sales

In order to ensure the quality of the course content delivered to students and to meet international standards, the Company has developed and edited more than 16 English textbooks and course materials with an emphasis on language training, and distributed these materials to students enrolled under our Sino-foreign joint education programs. The outbreak of COVID-19 delayed our sales of textbooks and course materials to students because the host Chinese universities/colleges closed for winter break in December 2019 and remain closed until May and June 2020. During the temporary school closure period, the Company provided remote teaching services to students and, therefore, there was no textbooks and course materials sales during the six months ended June 30, 2020, this led to 100% or $13,316 decrease in such revenue in the first half of 2020 as compared to the same period of 2019.

Cost of Revenues

Overall cost of revenue increased by $459,860, or 45.0%, from $1,022,655 for the six months ended June 30, 2019 to $1,482,515 for the six months ended June 30, 2020, primarily due to the increased hardware and software costs of $446,886 associated with the smart campus projects. Cost of revenue accounted for 65.3% and 54.4% of total revenue for the six months ended June 30, 2020 and 2019, respectively.

Gross profit

Overall gross profit decreased by $69,140, or 8.1%, from $857,413 for the six months ended June 30, 2019 to $788,273 for the six months ended June 30, 2020, while gross profit margin decreased by 10.9%, from 45.6% for the six months ended June 30, 2019 to 34.7% for the six months ended June 30, 2020. The decrease in gross profit and gross margin was primarily due to higher costs incurred to undertake our smart campus related technological consulting service projects which require both hardware and software application. The outbreak of COVID-19 caused transportation disruption and resulted in our difficulty to hire workers to perform onsite hardware installation. As a result, we incurred higher hardware purchase costs and labor costs associated with undertaking these projects in order to meet the contracted deadlines. As our costs increased, our gross profit and gross margin decreased during the six months ended June 30, 2020.

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Operating expenses

The following table sets forth the breakdown of our operating expenses for the six months ended June 30, 2020 and 2019:

	For the six months ended June 30
	2020		2019		Changes
	Amount	%	Amount	%	Amount	%
Selling expenses	130,465	14.5%	156,061	23.4%	(25,596)	(16.4)%
General and administrative expenses	770,618	85.5%	511,024	76.6%	259,594	50.8%
Total operating expenses	901,083	100.0%	$667,085	100.0%	233,998	35.1%

Selling expenses

Selling expenses decreased by $25,596 or 16.4% from $156,061 for the six months ended June 30, 2019 to $130,465 for the six months ended June 30, 2020. The decrease in selling expenses was primarily attributable to the decrease in the brand advertising expenses and reduction of sales and marketing personnel during the outbreak of COVID-19. Selling expenses accounted for 5.7% and 6.9% of total revenue for the six months ended June 30, 2020 and 2019, respectively.

General and Administrative Expenses

General and administrative expenses increased by $259,594, or 50.8% from $511,024 for the six months ended June 30, 2019 to $770,618 for the six months ended June 30, 2020, primarily due to an increase in professional service fees of $217,100 in connection with the preparation of our going public. General and administrative expenses accounted for 33.9% and 22.5% of total revenue for the six months ended June 30, 2020 and 2019, respectively.

Interest Income

Interest income increased by $79,153 or 2,188.4%, to $82,770 for the six months ended June 30, 2020, from $3,617 for the same period last year. In connection with the Company’s technological consulting services for smart campus projects, financing component resulted from a timing difference when control is transferred and the collection of cash receipts that may impact future cash flows amounted to $79,907 which was recorded as interest income for the six months ended June 30, 2020. In addition, the Company also reported interest income of $2,863 from increased bank deposit balance during six months ended June 30, 2020. These factors led to increased interest income as compared to the same period of 2019.

Other Expense

Oher expense was $907 and $2,179 for the six months ended June 30, 2020 and 2019, respectively, the decrease was due to decreased bank charges and driving penalties.

Provision for Income Taxes

Provision for income taxes was $48,675 for the six months ended June 30, 2020, decreased from $52,756 for the same period of last year due to lower taxable income. .

Net (Loss)/Income

As a result of foregoing, net loss was $79,622 for the six months ended June 30, 2020, compared to net income of $139,010 for the same period last year. Basic and diluted loss per share were $0.02 for the six months ended June 30, 2020, compared to basic and diluted earnings per share of $0.03 for the same period last year.

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Liquidity and Capital Resources

As reflected in our unaudited condensed consolidated financial statements, during the six months ended June 30, 2020, we had negative cash flow from operations of $0.3 million and reported a net loss of $0.08 million. The Company had cash of $6.2 million at June 30, 2020. In addition, the outbreak and spread of COVID-19 caused lockdowns, quarantines, travel restrictions, suspension of business activities and school closures. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as COVID-19’s impact on the PRC and world economies. As a result, our revenue, net income and operating cash flows for the next 12 months may be negatively impacted and lower than expected.

In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments.

As of June 30, 2020, we had approximately $6.2 million in cash on hand. We also had $339,465 in accounts receivable from Sino-foreign Jointly Managed Academic Programs, which has been fully collected as of the date of this filing.

As of June 30, 2020, we also had outstanding contract receivable of $4,491,759 derived from providing smart campus technological consulting services to Chinese universities/colleges:

	June 30, 2020 (Unaudited)	December 31, 2019
Contract receivable- “Smart Campus” related technological consulting services with FMP (1)	$3,829,822	$2,450,312
Contract receivable- “Smart Campus” project maintenance and technical support fee with FMP	447,935	-
Financing component associated with FMP contract receivable (1)	168,033	164,992
Contracts receivable – Other “Smart Campus” related technological consulting services (2)	45,969	95,735
Less: allowance for doubtful accounts	-	-
Total contracts receivable, net	4,491,759	2,711,039
Less: current portion of contract receivable	2,726,953	1,639,213
Contracts receivable, non-current	$1,764,806	$1,071,826

Subsequently, from July to early December 2020, we collected approximately $0.8 million (RMB 5.7 million) short-term contract receivable from FMP and remaining short-term contract receivable will be collected before March 31, 2021. The FMP long-term contract receivable of $1,635,878 will be collected in 2021 based on the contract payment terms. We believe the contract receivable related to smart campus projects is fully collectible based on the payment terms and based on our continuing cooperation with our partner Chinese universities. The collection of our accounts and contract receivable will make cash available for use in our operation as working capital, if necessary.

As of June 30, 2020, we had deferred revenue of $165,299 from customer deposits for consulting services. Once our services are rendered and performance obligations are satisfied, our deferred revenue will be recognized as revenue.

As of June 30, 2020, we had positive working capital of approximately $8 million. Our working capital requirements are influenced by the level of our operations, the numerical volume and dollar value of our sales contracts, the progress of execution on our customer contracts, and the timing of accounts receivable collections.

On May 12, 2020, we completed our IPO of 1,333,333 ordinary shares at a public offering price of $6.00 per share for net proceeds of approximately $4.8 million. Management believes that the Company’s current cash of approximately $6.2 million will be sufficient to meet its working capital needs for at least the next 12 months from the issuance of the unaudited condensed consolidated financial statements.

The Company intends to finance its future working capital requirements and capital expenditures from cash generated from operating activities. However, the Company may seek additional financings, to the extent required, and there can be no assurances that such financing will be available on favorable terms or at all.

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Cash Flows

The following table provides detailed information about our net cash flows for the six months ended June 30, 2020 and 2019:

	For the six months ended June 30,
	2020	2019
Net cash used in operating activities	$(313,177)	$(103,403)
Net cash used in investing activities	(12,831)	(466,695)
Net cash provided by financing activities	4,875,508	481,431
Effect of exchange rate changes on cash	(28,696)	3,988
Net increase (decrease) in cash	4,520,804	(84,679)
Cash, beginning of period	1,702,279	2,077,166
Cash, end of period	$6,223,083	$1,992,487

Operating Activities

Net cash used in operating activities was $313,177 for the six months ended June 30, 2020, primarily including net loss of $79,622, an increase in contract receivable of approximately $1.8 million when we completed more smart campus related projects for Chinese universities/colleges, offset by a decrease in advance from suppliers of $571,128 because we received purchased hardware components from suppliers and used them in the smart campus related projects, a decrease in prepaid expenses and other current assets of $754,720 because we completed the IPO and charged previously recorded deferred IPO costs to shareholders’ equity, and a decrease in deferred revenue of $390,331 because we recognized the same amount as revenue when our performance obligations were satisfied.

Net cash used on operating activities was $103,403, primarily including net income of $139,010, an increase in accounts receivable of $99,777 because portion of tuition receivable from Sino-foreign Jointly Managed Academic Programs was not collected as of the balance sheet date, a decrease in contract receivable of $297,936 because we provided technological consulting services to FMP for “smart campus” solutions, representing services rendered, billed but not received as of the balance sheet date, an increase in deferred IPO costs of $321,569 which will be offset against the estimated IPO proceeds we receive, an increase in advance to suppliers by $339,463 because during the six months ended June 30, 2019 we entered into additional smart campus solution contracts with more Chinese universities/colleges and we made advance payments to suppliers for purchase of materials and equipment to be used in these new smart campus projects, an increase in deferred revenue by $470,410, because we recruited 55 students pursuing art majors in Italy and Germany and our study abroad consulting services have not been completed and our performance obligation has not been satisfied as of June 30, 2019, and an increase in taxes payable by $90,591 due to increased taxable income generated from our major operating subsidiary China Liberal Beijing during the six months ended June 30, 2019.

Investing Activities

For the six months ended June 30, 2020, net cash used in investing activities amounted to $12,831 primarily due to purchase of property and equipment.

Net cash used in investing activities amounted to $466,695 for the six months ended June 30, 2019, including purchase of property and equipment of $13,026 and cash paid for acquisition of 8.8228% non-controlling interest in China Liberal Beijing. On February 1, 2019, Boya Hong Kong entered into share transfer agreements with each of the non-controlling shareholders of China Liberal Beijing and completed the acquisition of the 8.8228% non-controlling interest in China Liberal Beijing, for a total value of RMB 2.95 million (approximately $453,669). The total value of the non-controlling interest amounted to $540,907 as of the acquisition date. We borrowed cash from related party to make this acquisition payment. After this transaction, China Liberal Beijing became a 100% owned subsidiary of Boya Hong Kong.

Financing Activities

Net cash provided by financing activities amounted to $4,875,508 for the six months ended June 30, 2020, primarily include net proceeds from issuance of ordinary shares of $4,780,704 in connection with our completion of the IPO and proceeds from borrowing from a related party of $94,804.

Net cash provided by financing activities amounted to $481,431 for the six months ended June 30, 2019 and primarily consist of borrowings from related parties as working capital. In connection with our acquisition of the 8.8228% non-controlling interest in China Liberal Beijing, we borrowed cash of $453,669 from related party, Ms. Lam Ngai Ngai, the controlling shareholder of the Company, and made the payment to original five non-controlling shareholders. Such borrowings are non-interest bearing and due on demand. We made a repayment to related party in the fourth quarter of fiscal year 2019 using cash generated from operating activities.

Indebtedness. We did not have any finance leases or purchase commitments, guarantees or other material contingent liabilities.

Off-Balance Sheet Arrangements. We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that we provide financing, liquidity, market risk or credit support to or engages in hedging or research and development services with us.

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